NAME OF REGISTRANT: PepsiCo, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal #6 on PepsiCo, Inc. 2025 Proxy Statement:

REPORT ON RISKS RELATED TO BIODIVERSITY AND NATURE LOSS

PepsiCo, Inc. Symbol: PEP

Filed by: Green Century Equity Fund

Green Century Capital Management, Inc. is the investment advisor to the Green Century Equity Fund and seeks your support for the biodiversity reporting proposal filed at PepsiCo, Inc. (hereby referred to as “PepsiCo” or “the Company”) in its 2025 proxy statement asking the Company to report on its nature-related dependencies, risks, impacts, and opportunities. While PepsiCo discloses several metrics for environmental issues, it is not performing a systematic assessment and disclosure of the risks posed to its business by the disruption of natural systems and biodiversity loss. The Proponent believes that such a systematic assessment would serve the short- and long-term interests of the Company by mitigating operational, regulatory, and reputational risks and meeting investor expectations.

Resolved: Shareholders request that PepsiCo prepare a public report, at reasonable expense and excluding proprietary information, assessing the extent to which the company’s supply chains and operations impact biodiversity and are vulnerable to biodiversity loss.

Supporting Statement: In completing this assessment and report, proponents defer to management’s discretion but recommend considering the guidance of standard-setting bodies such as the Taskforce on Nature-related Financial Disclosures.

RATIONALE FOR A “YES” VOTE

1.	Operational risk – The Company is highly dependent on natural inputs for its products, including water and agricultural commodities sourced globally. The accelerating instability of natural systems puts these inputs at risk.[1]
2.	Regulatory risk – Regulations increasingly target impacts on nature, including agricultural-driven deforestation[2] and plastic pollution.[3] Failure to comprehensively monitor nature impacts could result in regulatory shortfalls and resulting penalties.
3.	Investor expectations – Investors have increased scrutiny of corporate impacts and dependencies on nature and raised expectations for company performance and disclosure.[4]
4.	Reputational risk – Any actual or perceived failure to comprehensively address nature impacts exposes a company to reputational risks. As a company highly dependent on brand value, reputational damage could have a substantial financial impact on PepsiCo.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Proposal No. 6 following the instruction provided on the management’s proxy mailing.

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1 https://www.oxfordeconomics.com/resource/the-urgent-need-to-address-nature-loss-implications-for-agriculture-and-beyond/

2 https://environment.ec.europa.eu/topics/forests/deforestation/regulation-deforestation-free-products_en

3 https://epr.sustainablepackaging.org/

4 https://www.financeforbiodiversity.org/about-the-pledge/

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BACKGROUND

Economic activity relies on the stability of natural systems. More than half of global GDP ($58 trillion) is moderately or highly dependent on nature and is exposed to material risk due to the declining reliability of natural ecosystems.5 The World Bank estimates that Global GDP could fall by $2.7 trillion in 2030 relative to baseline under a partial ecosystem collapse.6 The potential loss of natural systems presents global systemic risk.

Nature is impacted by climate change. The reduced stability of natural systems threatens the stability of financial markets.7 Rising temperatures, increased drought, and changing precipitation patterns resulting from climate change8 pose material financial risks to businesses all along the agricultural supply chain in the form of lower crop yields, reduced agricultural productivity,9 and increased costs for irrigation and transportation.10 Companies reliant on agricultural products are exposed to variability of supply as well as price volatility.11

Nature and biodiversity loss present significant financial risk. Nature underlies the majority of economic value creation, and nature-related issues can have significant financial impacts on individual companies. A report issued by Bloomberg NEF documents impacts on ten companies totaling $83 billion linked to failures to properly manage their nature-related risks.12

GROWING GLOBAL CONCERN

With global actors and financial markets increasingly focused on biodiversity and nature loss, expectations for corporate assessment, disclosure, and action are growing:

•	In 2020, the World Economic Forum published Nature at Risk: Why the Crisis Engulfing Nature Matters for Business and the Economy.[13] This report brought the potential financial impact from the destabilization of natural systems to the attention of global financial leaders.

•	In 2022, the Kunming-Montreal Biodiversity Framework was signed by 196 countries, setting specific benchmarks for global actors including corporations to stem and reverse nature loss.[14]

•	In 2023, the Taskforce on Nature-related Financial Disclosures (TNFD) published its initial assessment and reporting guidance, in alignment with the widely used TCFD.[15]

•	Widely used voluntary and mandatory reporting frameworks will soon integrate or expand biodiversity reporting, including GRI, CDP, and the CSRD under ESRS 4.[16,17,18]

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5 https://www.pwc.com/gx/en/news-room/press-releases/2023/pwcboosts-global-nature-and-biodiversity-capabilities.html

6 https://openknowledge.worldbank.org/entities/publication/fcc11682-c752-51c4-a59f-0ab5cd40dc6f

7 https://www.theregreview.org/2020/11/04/ramani-climate-change-systemic-financial-risk/

8 https://climate.nasa.gov/effects/

9 https://www.ucsusa.org/resources/climate-change-and-agriculture

10 https://19january2017snapshot.epa.gov/climate-impacts/climate-impacts-transportation_.html

11 https://www.economicshelp.org/blog/4977/economics/problems-of-agriculture-market-failure/

12 https://assets.bbhub.io/professional/sites/24/BNEF_Nature-Risk.pdf

13 https://www3.weforum.org/docs/WEF_New_Nature_Economy_Report_2020.pdf

14 https://www.unep.org/resources/kunming-montreal-global-biodiversity-framework

15 https://tnfd.global/

16 https://www.globalreporting.org/standards/standards-development/topic-standard-for-biodiversity/

17 https://www.cdp.net/en/insights/biodiversity-targets

18 https://www.efrag.org/sites/default/files/sites/webpublishing/SiteAssets/11%20Draft%20ESRS%20E4%20Biodiversity%20and%20ecosystems%20November%202022.pdf; https://www.natural-solutions.world/blog/esrs-e4-and-csrd-strenghtening-companies-environmental-responsability

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OPERATIONAL RISK

PepsiCo depends on an uninterrupted supply of agricultural inputs and fresh water for its products. The reliability of these ecosystem services is under threat due to negative impacts on the natural world. An assessment of PepsiCo’s biodiversity impacts and dependencies would highlight business segments that may be financially sensitive to the decline and disruption of nature, helping to prepare for future changes.

•	Agricultural commodities. The US suffered nearly $22 billion in crop losses due to extreme weather events in 2023. 28 weather disasters had a total economic impact (agricultural and non-agricultural) of over $1 billion.[19] The global loss of pollinators – caused by habitat loss, land use management, and pesticide use – has led to crop yield instability across two thirds of the planet.[20]

•	Fresh water. Record breaking heatwaves across the globe have contributed to megadroughts,[21] impacting both agriculture and the availability of drinking water.[22]

•	Transportation. Disruptions to transportation networks have increased alongside with the increase in extreme weather events and related natural disasters. Wildfires, hurricanes, and floods shut down key shipping systems in 2024 from Canada to Mexico, China and Malaysia.[23]

•	Multiple intersecting nature-related risks. A comprehensive assessment of company interactions with natural systems will decrease the likelihood of loss from multiple intersecting nature-related risks.

REGULATORY RISK

Global regulation to protect and restore biodiversity and natural systems is increasing. These regulations have the potential to impact PepsiCo’s short- and long-term value. A comprehensive biodiversity impact assessment would facilitate compliance with emerging global biodiversity and nature frameworks and regulations.

•	Nature Loss Regulation. Governments have planned additional policy action to halt and reverse global biodiversity loss.[24] National policies to halt nature loss across the world's biggest economies doubled between 2023 and 2024.[25]

•	Forest Protection Regulation. The European Union Deforestation Regulation (EUDR) will soon require products containing agricultural or forest inputs to be traceable back to the field-level and certified deforestation-free.

•	Plastics Regulation. California and three other US States have passed regulations that hold companies responsible for the waste they create, including plastic waste.[26] New European regulations ban single-use plastic bottles from restaurants, mandate increased recycled content, and require improved recyclability.[27]

INVESTOR EXPECTATIONS

Institutional investors increasingly expect portfolio companies to provide comprehensive disclosure on material ESG risks. Biodiversity risk assessments help companies save time and cost by focusing further assessment and mitigation efforts on the parts of the business where nature- and biodiversity-related risks are greatest.

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19 https://www.fb.org/market-intel/major-disasters-and-severe-weather-caused-over-21-billion-in-crop-losses-in-2023

20 https://www.cam.ac.uk/stories/pollinatorsriskindex

21 https://www.anu.edu.au/news/all-news/record-heat-in-2023-worsened-global-droughts-floods-and-wildfires

22 https://www.globalwater.online/globalwater/report.html

23 https://e360.yale.edu/features/how-climate-change-is-disrupting-the-global-supply-chain, https://octopart.com/pulse/p/extreme-weather-becomes-new-supply-chain-challenge; https://www.freightwaves.com/news/weathers-wrath-supply-chains-reel-from-2024s-extreme-events

24 https://www.unpri.org/inevitable-policy-response/ipr-forecast-policy-scenario--nature/10966.article

25 https://www.reuters.com/sustainability/policies-tackling-deforestation-pose-investor-risk-report-says-2024-03-14/

26 https://epr.sustainablepackaging.org/

27 https://environment.ec.europa.eu/topics/plastics/single-use-plastics_en

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•	Finance Sector Deforestation Action brought together 30 investors with approximately $9 trillion in assets committed to eliminating commodity-driven deforestation from their portfolios.[28]

•	Finance for Biodiversity now counts 194 participants representing €23 trillion in assets pledged to prioritize the consideration and protection of nature in their activities.[29]
•	BlackRock, the world's largest asset manager, reiterated its concern over natural capital in January 2025, stating: “The management of nature-related factors is increasingly a component of some companies’ ability to generate durable, long-term financial returns for shareholders, particularly where a company’s strategy is heavily reliant on the availability of natural capital... We look for such companies to disclose how they manage any reliance and impact on, as well as use of, natural capital... We will evaluate these disclosures to inform our view of how a company is managing material nature-related risks and opportunities.”[30]

While disclosures on isolated nature-related topics have been occurring for some time, it is important for companies to begin undertaking assessments that are comprehensive and comparable to each other.31 The adoption of standard, comprehensive reporting systems will improve the completeness and comparability of nature and biodiversity disclosures.

REPUTATIONAL RISKS

As a consumer food and beverage company, PepsiCo is highly dependent on goodwill towards its brand. Independent analysts value PepsiCo’s brand at $21,000,000,000,32 approximately 10% of its market capitalization. Growing concern about sustainability and nature-related issues has the potential to damage the Company’s brand and hurt sales.

Nature-related brand damage can have an immediate impact on a company's valuation. In 2023 Swedish firm AAK experienced a 5.5% drop in share price in two days following reports that it had knowingly sourced palm oil from suppliers engaging in illegal deforestation in Indonesia. It took four months for the stock to recover.33

•	Research from Harvard Business School indicates that consumers’ demands for sustainability and trustworthiness are increasing, especially among the Millennial and Gen Z customers that are important to PepsiCo.[34]
•	A 2023 study by McKinsey and NielsonIQ confirmed that sustainability impacts consumer spending as well as consumer sentiment.[35]
●	Major media outlets including The New York Times,[36] The Washington Post[37] and Bloomberg[38] are increasingly covering damage to nature, exposing laggard companies to reputational risk.
●	A 2023 survey of leading global companies identified reputation as a top three risk for 26% of companies and a top five risk for 55%, marking a significant increase from 2021.[39]

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28 https://www.iigcc.org/hubfs/FSDA-Progress-Report-June-2024.pdf

29 https://www.financeforbiodiversity.org/about-the-pledge/

30 https://www.blackrock.com/corporate/literature/fact-sheet/blk-responsible-investment-guidelines-us.pdf

31 https://www.blackrock.com/corporate/literature/publication/blk-commentary-engagement-on-natural-capital.pdf

32 https://interbrand.com/best-global-brands/pepsi/

33 https://assets.bbhub.io/professional/sites/24/BNEF_Nature-Risk.pdf

34 https://hbr.org/2023/09/research-consumers-sustainability-demands-are-rising

35 https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/consumers-care-about-sustainability-and-back-it-up-with-their-wallets

36 https://www.nytimes.com/2023/01/04/magazine/amazon-tipping-point.html

37 https://www.washingtonpost.com/climate-environment/2023/01/18/jbs-food-giant-brazil-bonds

38 https://www.bloomberg.com/news/articles/2023-12-09/uk-pushes-to-delink-supermarket-supply-chains-from-deforestation

39 https://www.wtwco.com/en-us/insights/2023/10/counting-the-true-cost-of-reputation-and-esg-risk

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RESPONSE TO OPPOSITION STATEMENT

The Company’s opposition to this Proposal rests on commendable but incomplete sustainability initiatives and disclosures. These disparate initiatives are not a substitute for comprehensive and comparable nature and biodiversity reporting as requested by this Proposal. Indeed, recent independent benchmarking of the Company's nature-related policies and disclosures concluded that PepsiCo met full expectations for only one of six benchmarking areas. It met partial expectations in four and met no benchmarking expectations in the final assessment area.40

PepsiCo is well positioned to undertake a systematic assessment and disclosure. The Food & Beverage sector is among the industries most dependent on natural capital, relying on nature for $1.4 trillion dollars of annual value generation.41 As one of the largest companies in this sector, PepsiCo has much at stake.

As of this writing, over 500 organizations globally have committed to assessment and disclosure through the Taskforce on Nature-related Financial Disclosures.42 PepsiCo has an opportunity to position itself at the forefront of corporate efforts to address and mitigate nature-related risks and impacts by similarly assessing how its supply chains and operations impact biodiversity and are vulnerable to biodiversity loss.

CONCLUSION

As a food and beverage company, PepsiCo is highly dependent on natural systems. Companies like PepsiCo can no longer take for granted that the natural world of tomorrow will behave the same way as it has in the past. The services provided by nature cannot be taken for granted. They must be accounted for. Companies must monitor their reliance on nature, their impacts on nature, and the risks created by the loss of biodiversity and other changes to the natural environment. PepsiCo’s existing initiatives are no substitute for systematic assessment and reporting on nature and biodiversity through a standardized framework. PepsiCo is positioned for leadership in this area, and at risk of brand damage and loss of investor confidence if it falls behind.

Shareholders are urged to vote FOR Proxy Item Number 6: Report on Risks Related to Biodiversity and Nature Loss.

For questions regarding this proposal, please contact Andrew Shalit, Green Century Capital Management, ashalit@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Proposal No. 6 following the instruction provided on the management’s proxy mailing.

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40 https://natureaction100.benchmarkingframework.com/companyassessments2024/

41 https://www3.weforum.org/docs/WEF_New_Nature_Economy_Report_2020.pdf

42 https://tnfd.global/engage/tnfd-adopters-list/